Exhibit 99.1

February 7, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Company's Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company's shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	196,532,315	[1]
Series A Debentures	1260165	91,573,014	[2]
Series B Debentures	1260272	55,744,948	[3]
Series C Debentures	1260306	638,649,635
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	283,137,145	[4]
Series I Debentures	1260462	840,790,502	[5]
Series J Debentures	1260488	712,758,134
Series K Debentures	1260546	2,653,181,160
Series L Debentures	1260603	2,957,801,000
Unregistered Options	1260579	1,793,887	[6]
RSUs	1260587	82,477	[7]
PSUs	1260595	383,920

1 Change due to the vesting of 22,432 RSUs into Ordinary Shares.

2 Change due to the buy-back of 17,731,964 Series A Debentures.

3 Change due to the buy-back of 601,879 Series B Debentures.

4 Change due to the buy-back of 1,622,187 Series F Debentures.

5 Change due to the buy-back of 22,569,017 Series I Debentures.

6 Change due to the expiration of 3,123 Unregistered Options.

7 Change due to the vesting of 22,432 RSUs into Ordinary Shares.

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.